Exhibit 3

RESCISSION AGREEMENT

This Rescission Agreement is entered into as of March 30, 2005 (“Agreement”), by and between Vision-Sciences, Inc., a Delaware corporation (the “Company”) and Katsumi Oneda (“KO”).

Recitals:

A.

Reference is made to a certain Securities Purchase Agreement dated as of February 14, 2005 by and among the Company and the Purchasers named therein (“SPA”), pursuant to which, KO purchased 370,370 Shares of the Company.

B

In order to facilitate the Company's compliance with Nasdaq's requirements, KO has agreed that the number of Shares issued to him under the SPA shall be adjusted to reflect a per share purchase price equal to the closing bid price of the Company's stock on Nasdaq on the Closing Date.

Accordingly, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.

KO hereby agrees and acknowledges that the Per Share Purchase Price paid by him for the Company's Shares pursuant to the SPA shall be adjusted to reflect a per share purchase price equal to $2.95, the closing bid price of the Company's stock on Nasdaq on the Closing Date, by reducing the number of Shares that were issued to him on the Closing Date from 370,370 to 338,983.

2.

KO hereby agrees to transfer back to the Company the additional 31,387 Shares that were issued to him on the Closing Date and does hereby, transfer, convey, assign, relinquish and quitclaim any and all rights to the transferred Shares, free and clear of any liens, claims or encumbrances.

3.

In furtherance of the transfer of the Shares contemplated in paragraph 2, within three (3) days of the date hereof, KO shall deliver and return to the Company the stock certificate evidencing 370,370 shares of common stock of the Company that was issued to him on the Closing Date (the “Original Stock Certificate”), in exchange for a new stock certificate evidencing 338,983 shares of common stock of the Company.

4.	The parties hereby agree that the Original Stock Certificate shall be, and the same hereby is, rescinded and declared null and void in all respects, ab initio.

5.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors, assigns, heirs, executors and personal representatives, including the successors to the business of the Company.

6.

Each of the parties hereby agrees to execute and deliver any such instruments and documents, and to take all such actions as may be necessary in order to carry out fully the purpose and intent of this Agreement.

                IN WITNESS WHEREOF, the undersigned have duly executed this Rescission Agreement as of the date first written above.

VISION-SCIENCES, INC.

/s/JAMES A. TRACY
James A. Tracy
VP Finance and CFO

/s/ KATSUMI ONEDA
Katsumi Oneda, Chairman